

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2012

Via E-mail
Patrick W. M. Imeson
Chief Executive Officer
Eastern Resources, Inc.
1610 Wynkoop Street, Suite 400
Denver, CO 80202

> **Re: Eastern Resources, Inc.**
> **Amendment No. 2 to**
> **Form 8-K**
> **Filed May 31, 2012**
> **File No. 000-54645**

Dear Mr. Imeson:

We have reviewed your response dated May 31, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. All page numbers below correspond to the marked version of your filing.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to our prior comment 1, and we reissue in part. Please revise the graphic on pages 17, 18, 26, 32 so that the accompanying text indicates what stage of development is depicted, or please advise.

Description of Business, page 14

2. We note your response to our prior comment 8. With a view to revised disclosure please explain to us why you refer to the "M" Pit deposit as "a production

project" in the second paragraph. For example we note the statement in the second paragraph that you intend to commence development and production there, the statement on page 31 that "[t]he newly permitted 'M' Pit will be an expansion of the existing 'L' Pit," and similar statements elsewhere.

General Background, page 14

3. Please clarify the reference to ESRI in the third paragraph. You state that "[a]fter the Merger" EGLLC owns 90,000,000 shares of Common Stock and 10,000,000 shares of Series A Preferred Stock of ESRI. However you state on page 6 that "'ESRI' refers to Eastern Resources, Inc., before giving effect to the Merger."

4. In this regard we also note the statement that "[a]fter the Merger… the officers of the company include only Patrick Imeson and Eric Altman." However we note other officers "appointed effective upon the closing of the Merger" on page 74. Please revise.

5. Please revise to clarify what you mean by "the proceeds generated from the dividends or sale of the ESRI Common and Preferred Stock" in the fourth paragraph.

6. We further note the sentence, "Once this is completed, EGLLC is planning on distributing its holdings of ESRI Common and Preferred Stock to its members and dissolving the entity." Please clarify the "entity" to which you are referring. Please also explain if this plan will impact the holding company structure in general and as it relates to the operating subsidiaries, MTMI and EGI.

Montana Tunnels Mine, page 15

7. We note your response to our prior comment 10. Please revise to disclose the beginning and end dates of the "Nine-Year M-Pit Deposit Life of Mine" on page 16.

Risk Factors, page 46

The Minerals Product Receivables Purchase Agreement (MPRPA) can result, page 47

8. We note the disclosure added in response to prior comment 37. Please expand to disclose that the term of the MPRPA runs through the closure of the Golden Dream Mine, which is expected to be at least five years following the start of production. Reference is made to disclosure in the second paragraph in MD&A under the heading Liabilities on page 72.

The outstanding debt instruments, page 47

9. Please explain how the restrictions to the $1,000,000 bridge loan made in May 2009 are still in force if that loan was subsequently repaid.

We will exhaust our current cash balances if we do not raise additional capital, page 57

10. We note your response to our prior comment 31. Please revise to explain how you had $99,362 of cash and cash equivalents as of March 31, 2012 despite raising $1,800,000 in bridge financing in February 2012.

Management's Discussion and Analysis, page 63

Results from Operations, page 64

Year Ended December 31, 2011 Compared…Year Ended December 31, 2010, page 64

11. We note your revisions to revenue from the sale of gold in response to prior comment 41. In the second sentence, please clarify that you generated $573,942 in gross revenue. In this regard, please delete the phrase "net of ore processing costs."

Liquidity and Capital Resources, page 70

12. We note your response to our prior comment 46. Please revise by additionally disclosing your expected capital requirements for the 12 months following March 31, 2012 and for the period beyond, or please advise.

Subsequent Events, page 78

13. We note you declared a 2 to 1 forward stock split on your common stock outstanding in the form of a dividend. Please give consideration to reflecting this stock split on a retroactive basis on all common shares and per share amounts disclosed throughout the filing.

Directors, Executive Officers, Promoters and Control Persons, page 81

14. Please revise to disclose the business experience of Mr. Smith from February 2010 to April 2011.

Financial Statements

Combined Balance Sheets, page F-3

15. Please revise your line item caption related to the up-front cash payment of $10,000,000 that you received from a related party. In this regard, we suggest

you refer to a refundable customer deposit (rather than deferred revenue) as you have not yet recognized any revenue from the sale of gold from the Golden Dream Mine property. Similarly revise your interim combined balance sheet on page F-29 and the pro forma balance sheet on page F-35.

Note 1. Description of Business and Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-14

16. We note your revisions made in response to prior comment 49. Please further revise to disclose that the $10,000,000 refundable customer deposit is considered current due to the related party having the right, upon written notice, at its option, to demand repayment of the upfront cash deposit, without interest, for any shortfall in delivered ounces. Reference is made to disclosure of the MPRPA in Risk Factors on page 47.

Selected Unaudited Pro Forma Consolidated Financial Data, page F-34

Explanatory Notes, page F-34

17. Please update the narrative disclosures to indicate you are presenting a pro forma balance sheet as of March 31, 2012 and pro forma statements of operations for the three months ended March 31, 2012 and for the year ended December 31, 2011.

Pro Forma Statement of Operations for the Year Ended December 31, 2011, page F-38

18. Refer to Adjustment No. 1 as described on page F-39. Please tell us how the adjustment amount was computed, or revise to reflect the actual amount of expenses and other income (expense) of ESRI eliminated in the pro forma statement of operations for the year ended December 31, 2011.

You may contact Beverly Singleton at (202) 551-3328 or David R. Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Adam S. Gottbetter
        Gottbetter & Partners, LLP